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1(714) 668-6210

johndellagrotta@paulhastings.com

December 11, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Fund
Registration Statement on Form N-14 (File Nos. 333-192144 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is a response to two supplemental oral comments by Edward P. Bartz of the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) related to a Comment Letter filed by the Fund on December 10, 2013 (the “December 10th Letter”) The December 10th Letter was filed in response to oral comments received from Mr. Bartz during a telephone conversation with John Della Grotta of Paul Hastings, counsel to the Fund, on December 6, 2013.

This Comment Letter is being filed in connection with Pre-Effective Amendment No.1 to the Fund’s Registration Statement on Form N-14 filed with the Commission on December 10, 2013 (“Amendment No. 1”). The numbered paragraphs below correspond to the Staff’s supplemental comments.

Investment Objective and Policies—(Page 57)

1.	In the second paragraph on the page, the fifth bullet discloses that the Fund may invest up to 20% of its total assets in debt securities, including below investment grade debt securities. Please include the term “junk bonds” in the description of these securities.

Supplemental Comment – The proposed change does not appear to have been made.

Response: Comment accepted. We intended to make the change requested; however, that changed page did not make it into the final Edgar submission. The Staff has agreed to allow us to make the change in the Rule 497 Prospectus which we commit to do. A copy of the corrected page is attached hereto as Exhibit A.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

December 11, 2013

Financial Statements (Page F-9)

2.	Accounting Comment – The Fund has historically made return of capital distributions. In future filings, if the Fund is anticipating making a return of capital distribution, then an estimate should be included in the Fund’s financial statements, and also noted in all website and fact sheet disclosures related to distributions.

Supplemental Comment – Please change your response to a representation.

Response: Comment accepted. If the Fund is anticipating making a return of a capital distribution, then the Fund will use its best efforts throughout the year to make estimates in the Fund’s financial statements as well as in its website and fact sheet disclosures related to distributions.

The Fund respectfully requests that the Staff complete its review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No.1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta
PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)
David S. Shladovsky, Esq., Kayne Anderson (w/encl.)
David A. Hearth, Esq., Paul Hastings (w/encl.)

Exhibit (a)

INVESTMENT OBJECTIVE AND POLICIES

Our investment objective is to obtain high after-tax total return by investing at least 85% of our total assets in public and private investments in MLPs and other Midstream Energy Companies. Our investment objective is considered a fundamental policy and therefore may not be changed without the approval of the holders of a “majority of the outstanding” voting securities. When used with respect to our voting securities, a “majority of the outstanding” voting securities means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less. There can be no assurance that we will achieve our investment objective.

The following investment policies are considered non-fundamental and may be changed by the Board of Directors without the approval of the holders of a “majority of the outstanding” voting securities, provided that the holders of such voting securities receive at least 60 days’ prior written notice of any change:

•	For as long as the word “MLP” is in our name, it shall be our policy, under normal market conditions, to invest at least 80% of our total assets in MLPs.

•	We intend to invest at least 50% of our total assets in publicly traded securities of MLPs and other Midstream Energy Companies.

•	Under normal market conditions, we may invest up to 50% of our total assets in unregistered or otherwise restricted securities of MLPs and other Midstream Energy Companies. The types of unregistered or otherwise restricted securities that we may purchase include common units, subordinated units, preferred units, and convertible units of, and general partner interests in, MLPs, and securities of other public and private Midstream Energy Companies.

•	We may invest up to 15% of our total assets in any single issuer.

•	We may invest up to 20% of our total assets in debt securities of MLPs and other Midstream Energy Companies, including below investment grade debt securities (commonly referred to as “junk bonds” or “high yield bonds”) rated, at the time of investment, at least B3 by Moody’s, B- by Standard & Poor’s or Fitch, comparably rated by another rating agency or, if unrated, determined by Kayne Anderson to be of comparable quality. In addition, up to one-quarter of our permitted investments in debt securities (or up to 5% of our total assets) may be invested in unrated debt securities or debt securities that are rated less than B3/B- of public or private companies.

•	Under normal market conditions, our policy is to utilize our Borrowings and our preferred stock (each a “Leverage Instrument” and collectively “Leverage Instrument”) in an amount that represents approximately 30% of our total assets, including proceeds from such Leverage Instruments. However, we reserve the right at any time, if we believe that market conditions are appropriate, to use Leverage Instruments to the extent permitted by the 1940 Act.

•	We may, but are not required to, use derivative investments and engage in short sales to hedge against interest rate and market risks.

Unless otherwise stated, all investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations.

Description of MLPs

Master limited partnerships are entities that are publicly traded and are treated as partnerships for federal income tax purposes. Master limited partnerships are typically structured as limited partnerships or as limited liability companies treated as partnerships. The units for these entities are listed and traded on a U.S. securities exchange. To qualify as a master limited partnership, the entity must receive at least 90% of its income from qualifying sources as set forth in Section 7704(d) of the Code. These qualifying sources include natural resource-based activities such as the exploration, development, mining, production, gathering, processing, refining, transportation, storage, distribution and marketing of mineral or natural resources. Limited partnerships have two classes of interests: general partner interests and limited partner interests. The general partner typically controls the operations and management of the partnership through an equity interest in the partnership (typically up to 2% of total equity). Limited partners own the remainder of the partnership and have a limited role in the partnership’s operations and management.